

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

May 25, 2006

Mr. Frederick W. McTaggart
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
Grand Cayman, Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-25248**

Dear Mr. McTaggart:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis

Cost of Sales, page 38

1. In future filings please include a robust discussion of significant changes here and elsewhere throughout MD&A as appropriate. For instance, you indicate cost of retail sales increased 2.3% due to variable costs and bulk sales increased 26.1% due to additional operating cost and higher energy costs. Please quantify each

variable amount that makes up the increase. Please include qualitative and quantitative considerations for each specific underlying reason. Please also discuss whether these variables are reasonably likely to have an adverse impact on your future liquidity or results from continuing operations. See Regulation S-K Item 303(a)(3).

General and Administrative Expenses, page 39

2. Please explain to us your reasoning for allocating all non-direct corporate G&A to retail as opposed to allocating it across all segments. It would appear your method would not provide for an equitable distribution and ultimately would provide for an imbalance in rates across the segments.

3. You indicate on page 41 that your expenses increased in 2004 compared to 2003 due partially to audit costs expensed in 2004 that related to work performed in 2003. Please explain how recognition of 2003 expenses in 2004 is reflective of accrual accounting and revise your disclosure to clarify.

Liquidity and Capital Resources, page 43

4. Your disclosure of long-term debt in the table on page 43 excludes interest payments. Because the table is aimed at increasing the transparency of cash flow, please revise your disclosures in future filings to include the amount of scheduled payments for interest you expect on outstanding debt for all periods presented. Also, to the extent necessary, include footnote disclosure of pertinent information necessary to understand assumptions used in calculating interest, which may be variable, or other tabular amounts.

5. In future filings please disclose information about your off-balance sheet arrangements under a separately captioned section within MD&A as required by Item 303(a)(4) of Regulation S-K. If you have no off-balance sheet arrangements, state that fact.

6. Please enhance your discussion with regards to cash flows provided by and used in operating, investing, and financing activities. Please provide an analysis of the trends and variability in your cash flows for the periods presented. For example, discuss the trend in cash flows generated by operations and the reasons for the variability in accounts receivable and inventories to the extent necessary for investors to ascertain the likelihood that past performance is indicative of future performance. Refer to our Release No. 33-8350.

Mr. Frederick W. McTaggart
Consolidated Water Co. Ltd.
May 25, 2006
Page 3

Item 9A Controls and Procedures, page 95

7. Please note that the evaluation date regarding the effectiveness of disclosure
    controls and procedures is "as of the end of the period" covered by the quarterly
    or annual report as set forth in Item 307 of Regulation S-B. Please revise your
    disclosure in future filings accordingly.

Note 6

Insurance Claim Receivable, page 61

8. Please discuss your accounting treatment of the property, plant and equipment
    impaired as a result of Hurricane Ivan and indicate the amounts recorded on the
    financial statement line items.

9. Please identify for us the types of expenses, in the amount of $1,078,099, related
    to the rebuilding of the Cayman Island operations. Further, tell us if you are
    bound by certain terms, agreements and or contracts to rebuild, and if so, whether
    a related liability was recorded.

Note 11

Intangible assets, page 64

10. Please tell us your basis for revaluing the carrying amount of the Belize Water
    Production and Supply Agreement and the purchase transaction under which the
    intangible asset was initially recorded. Further, tell us and disclose the amount of
    the adjustment and accounts impacted. Show us what your disclosure will look
    like in future filings revised.

Note 12

Goodwill, page 66

11. Please tell us and disclose in future filings the nature of the adjustment to
    goodwill and intangible assets.

Note 14

Long-term debt, page 68

12. Please disclose the terms of the restrictive debt covenants including, but not
    limited to, whether or not the covenants place restrictions on the payment of
    dividends.

Note 18

Segment Information, page 71

13. There appears to be an inconsistency in your use of parentheses with regards to income tax. On the income statement for 2004 and 2003 you indicate the $(30,150) and $(23,743) as an (expense) whereas in Note 18 the same amounts are indicated to be a benefit. Please revise as necessary.

Note 20

Commitments, page 72

14. We note from your disclosure that the Company has guaranteed the performance of several subsidiaries. Tell us whether or not the Company is currently performing as a guarantor as a result of a default by any of the guarantees. In accordance with FASB Interpretation FIN No. 45, paragraph 13, please disclose in future filings the terms of the guarantees including the length of time and the maximum potential future payments.

Note 22

Taxation, page 77

15. We note the substantial majority of the net income of the company is currently not subject to taxation. Explain to us how net income in 2005 resulted in an income tax benefit. Also, tell us and revise your disclosure in future filings to indicate what locations are considered having generated income before income taxes for domestic operations.

Note 23

Pension benefits, page 77

16. You describe the pension plan as a defined contribution plan. On page 112 you describe the plan as a defined benefit plan. Please revise the apparent inconsistency.

Exhibit 31

17. The wording in each certification should be in the exact format provided by Item 601 of Regulation S-B. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K

for the year ended December 31, 2005 and your Form 10-Q for the quarter ended March 31, 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Scott Stringer, Staff Accountant, at (202) 551-3272 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Michael Moran
Branch Chief